Exhibit 12

Ratio of Earnings to Fixed Charges

	Nine Months Ended
	September 30,		Years Ended December 31,
(In Millions Except Ratios)	2012	2011(a)	2011(a)	2010(a)	2009(a)	2008(a)	2007(a)
Fixed Charges:

Interest Expense, Including Amortization of Deferred Finance Fees	$41	$2	$17	$—	$—	$2	$1

Interest Portion of Rental Expense (b)	13	16	21	18	16	16	13

Total Fixed Charges	54	18	38	18	16	18	14

Earnings Before Income Taxes, Discontinued Operations and Fixed Charges:

Pre-tax income (before income or loss from equity investees)	296	297	379	387	277	313	276

Fixed Charges	54	18	38	18	16	18	14

Total Earnings Available For Fixed Charges	350	315	417	405	293	331	290

Ratio of Earnings to Fixed Charges:	6.5	17.5	10.9	22.7	18.9	18.9	20.9

(a) For all comparative periods presented above, these periods are prior to the Spin-off from ITT and the issuance of $1.2 billion aggregate principal amount of senior notes which were issued in September 2011. Interest on the Senior Notes accrues from September 20, 2011.

(b) Calculated as 33% of rent expense, which is a reasonable approximation of the interest factor.